October 31, 2005

Ibolya Ignat, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Ms. Ignat:

I am writing as a  follow-up  to our recent  telephone  conversation.  Following please find our responses to your latest inquiries.  Please note these responses have added additional  information and  clarification to the response of October
20, 2005.

Question 2 response - Additional clarification

Future policy  benefits  reflected as  liabilities of the Company on its balance sheet as of December  31,  2004,  included in Item 8 of this  report,  represent actuarial estimates of liabilities of future policy obligations such as expected death claims on the insurance  policies in force as of the  financial  reporting date. Due to the nature of these  liabilities,  maturity is event  dependent and therefore,  these  liabilities  have been classified as having an  indeterminate maturity.

The  Company  is unable to  estimate  with any  certainty  the  annual  expected settlement of the future policy benefits  liability.  Maturity of this liability is event  dependent  based on the  individual  insured under each policy.  Death claims and cash value surrenders  represent the two most significant events that lead to the payment by the  Company.  Life  insurance  products  are  considered unilateral  contracts.  The policy  owner has  ultimate  control as regards  the contract.  Generally,  as long as the  premiums  are paid as required  under the policy, the Company cannot cancel the policy contract, only the policy owner can cancel.  The contract generally is terminated either by the death of the insured or by a request to surrender the policy by the owner. Either event is not within the control of the Company,  making estimating these events with any accuracy or certainty  difficult if not impossible.  Significant  changes in death claims or cash surrender  requests could have an impact either positive or negative on the
Company's liquidity needs and financial condition.

With the above stated,  the Company  agrees in future filings to estimate to the best of its ability projected future cashflows  relating to the liability Future policy benefits.  Along with these  estimates,  the Company intends to include a disclaimer  substantially  as  follows,  "estimates  of future  policy  benefits presented  are based on  historic  trend  analysis  and  actuarially  determined estimates of future results.  Actual results could vary significantly from these estimates  resulting  in a  material  impact  on  the  Company's  liquidity  and financial condition."

Question 4 - Additional clarification

The Company offers various life insurance products to its customers.  We believe these product offerings are similar and represent a single marketplace.  All are to provide  protection on the life of the individual  insured.  Each product may have slightly varied options such as face amount of policy  available or premium payment  options,  but all remain  similar in nature overall and target the same groups of clients.

Future filings will include a statement to the effect a more detailed  breakdown of revenues from each product is impracticable.

Please  contact  me should  you have any  additional  questions  regarding  this supplemental response.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President